633 West Fifth Street, Suite 4000	51 West 52nd Street
Los Angeles, CA 90071-2007	New York, NY 10019-6150
September 24, 2007
VIA EDGAR AND CORRESPONDENCE
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	URS Corporation
Registration Statement on Form S-4
Filed September 18, 2007
File No. 333-146136
Dear Ms. Long:
          On behalf of URS Corporation (“URS”), we are providing to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) the response of URS and Washington Group International, Inc. (“Washington Group” and, together with URS, the “Companies”) to the comment in your letter of September 20, 2007 regarding the Registration Statement on Form S-4, filed on September 18, 2007 (the “Form S-4”), which includes the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of the Companies. URS is concurrently filing Amendment No. 1 to the Form S-4 (the “Amended Form S-4”). For your convenience, the response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from your letter.
Risks Relating to URS, page 25
1.	We note the revised disclosures on page 29 regarding outstanding claims related to the Interstate 35W bridge collapse in Minneapolis and the demolition of the Deutsche Bank building located at the World Trade Center, both in August 2007. You state that it is reasonably possible that any resolution could have an adverse effect on URS’ operations. Please revise your filing to provide the information required by paragraph 10 of SFAS 5. That is, provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Also, please tell us what considerations you have given to prominent disclosure outside of the risk factors to meet the requirements of Item 10(a) of the form.

Response:

As discussed with the Staff, since URS does not know the extent of any claims that may be made regarding these matters, liabilities are neither probable or estimable at this time,

September 24, 2007

and it is not possible to provide an estimate of any potential loss. URS also notes that it disclosed the Minnesota bridge matter in Note 5 of its Form 10-Q for the quarter ended June 30, 2007 filed on August 8, 2007 and incorporated by reference in the Form S-4. At the request of the Staff, URS has added additional disclosure on pages 29 and 146 to address this comment.
Closing
In response to the Staff’s request for written confirmation from URS and Washington Group regarding their disclosure obligations and the Commission’s comment process, we hereby confirm on behalf of each of our respective clients that:
(a) each of URS and Washington Group is responsible for the adequacy and accuracy of their disclosures in the Preliminary Form S-4;
(b) the comments of the Staff or changes made in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the Preliminary Form S-4; and
(c) URS and Washington Group may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the United States’ federal securities laws.
          URS is separately submitting an acceleration request. Accordingly, your prompt attention to this letter would be very much appreciated.
          As noted above, if you have any additional questions, please feel free to call the Steven B. Stokdyk at (213) 891-7421 or David A. Katz at (212) 403-1309.
          Very truly yours,

	/s/ Steven B. Stokdyk	/s/ David A. Katz
	Steven B. Stokdyk, Esq.	David A. Katz, Esq.
	LATHAM & WATKINS LLP	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Stephen G. Hanks
President and Chief Executive Officer
Washington Group International, Inc.
720 Park Boulevard, P.O. Box 73
Boise, ID 83729